UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

4700 Lyons Technology Parkway

Coconut Creek, Florida 33073

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2019

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

April 1, 2019

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,134,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,134,148

11	Aggregate Amount Beneficially Owned 2,134,148

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 33.58%

14	Type of Reporting Person PN

April 1, 2019

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 696,381

	8	Shared Voting Power 2,256,080

	9	Sole Dispositive Power 445,715

	10	Shared Dispositive Power 1,974,415

11	Aggregate Amount Beneficially Owned 2,952,461

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.45%

14	Type of Reporting Person IN

April 1, 2019

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,068

	8	Shared Voting Power 532,044

	9	Sole Dispositive Power 1,068

	10	Shared Dispositive Power 86,865

11	Aggregate Amount Beneficially Owned 533,112

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.39%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, and September 13, 2018 (together with the Initial 13D, the “13D”), is hereby amended to reflect changes in the beneficial ownership information for each of the reporting persons that have occurred as a result of repurchases of Shares by the Issuer.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 3.                         Source and Amount of Funds or Other Consideration

Item 3 of the 13D is hereby amended to add the following disclosure following the last paragraph of Item 3 of the 13D:

On April 1, 2019, Mr. Charles Willis was granted a total of 138,000 restricted stock awards and returned a total of 9,740 restricted stock awards to the Issuer for withholding tax obligations.

On April 1, 2019, Mr. Austin Willis was granted 18,000 restricted stock awards and returned a total of 1,338 restricted stock awards to the Issuer for withholding tax obligations.

Due to the net number of Shares acquired by the Reporting Persons since the date of the last report, the percentage of Shares beneficially owned by the Reporting Persons changed by one percent (1%) or more from September 12, 2018, the date of the last transaction reported on Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following disclosure following the last paragraph of Item 4 of the 13D:

April 1, 2019:  The Issuer awarded a restricted stock grant of 138,000 Shares vesting over three years to Mr. Charles Willis, of which 72,000 Shares were awarded pursuant to a restricted stock grant and 66,000 Shares were awarded pursuant to a performance stock grant, and 18,000 Shares vesting over three years to Mr. Austin Willis, of which 6,000 Shares were awarded pursuant to a restricted stock grant and 12,000 Shares were awarded pursuant to a performance stock grant.

April 1, 2019:  The return of restricted stock awards to the Issuer by Mr. Charles Willis and Mr. Austin Willis to satisfy withholding tax liability.

April 1, 2019:  Due to the net number of Shares acquired by the Reporting Persons since the date of the last report, the percentage of Shares beneficially owned by the Reporting Persons changed by one percent (1%) or more from September 12, 2018, the date of the last transaction reported on Schedule 13D.

Item 5.        Interest in Securities of the Issuer

As disclosed below, each of the Reporting Persons may be deemed to beneficially own (as that term is used in Rule 13d-3) the Shares held by the other Reporting Persons.  Pursuant to Section 13d-4 of the Securities Act of 1933, as amended, each of the Reporting Persons disclaims beneficial ownership of all Shares held by each of the other Reporting Persons.

Items 5(a), 5(b) and 5(c) of the 13D are hereby deleted and replaced with the following:

April 1, 2019

(a)  The Reporting Persons may be deemed to beneficially own (as that term is used in Rule 13d-3), in the aggregate, 2,952,461 Shares, representing approximately 46.45% of the Issuer’s outstanding Shares (based upon the 6,356,352 Shares stated to be outstanding as of April 1, 2019).  Pursuant to Section 13d-4 of the Securities Act of 1933, as amended, each of the Reporting Persons disclaims beneficial ownership of all Shares held by each of the other

Reporting Persons.

(b)  For purposes of this statement, as of April 1, 2019:

•                  CFW Partners had shared voting power over and shared dispositive power over the 2,134,148 Shares held by CFW Partners. Mr. Charles Willis had shared voting power over 2,134,148 of such Shares and shared dispositive power over the 2,134,148 Shares held by CFW Partners.  Mr. Austin Willis had shared voting power over 405,488 of such Shares held by CFW Partners.

•                  Mr. Charles Willis had sole voting power over 696,381 Shares. Mr. Charles Willis had sole dispositive power over 445,715 Shares.  Mr. Charles Willis may also have been deemed to have had shared voting power over 117,864 Shares and shared dispositive power with respect to 86,865 Shares held by Mr. Austin Willis.

•                  Mr. Austin Willis had sole voting power over and sole dispositive power over 1,068 Shares. Mr. Austin Willis also had shared voting power over 532,044 Shares and shared dispositive power over 86,865 Shares (pursuant to the Military Durable Power of Attorney dated August 24, 2012 and further discussed in Item 6 of the amendment to the 13D filed on August 28, 2013, Mr. Charles Willis has shared voting power and shared dispositive power with regard to the Shares held by Mr. Austin Willis and the 19% limited partnership interest in CFW Partners held by Mr. Austin Willis).

(c)  The following table sets forth a description of transactions with respect to the Shares effected during the past 60 days by the Reporting Persons:

Reporting Person	Transaction Date	Number of Shares (Sold)/Acquired	Price Per Share	Where/How Effected
Charles F. Willis, IV	March 18, 2019	(7,954)	$39.65	(1)
Austin C. Willis	March 31, 2019	(487)	$42.39	(1)
Charles F. Willis, IV	April 1, 2019	(9,740)	$41.99	(1)
Charles F. Willis, IV	April 1, 2019	66,000	$41.99	(2)
Charles F. Willis, IV	April 1, 2019	72,000	$41.99	(3)
Austin C. Willis	April 1, 2019	(1,338)	$41.99	(1)
Austin C. Willis	April 1, 2019	6,000	$41.99	(2)
Austin C. Willis	April 1, 2019	12,000	$41.99	(3)

(1) Return to Issuer of previously restricted Shares to satisfy withholding tax liability.

(2) Restricted stock grant vesting over three years.

(3) Performance stock grant vesting over three years.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer (or its affiliates) in the open market or otherwise, (ii) dispose of any or all of their Securities in the open market or otherwise, or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 7.                         Materials to be Filed as Exhibits

1.	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: April 1, 2019	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV,
its General Partner

Date: April 1, 2019	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: April 1, 2019	By:	/s/ Austin Chandler Willis
Austin Chandler Willis